UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 15, 2020

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP GROUP PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NOVA SOUTH, 160 VICTORIA STREET

LONDON, SW1E 5LB

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited and BHP Group Plc

Date: September 15, 2020	By:	/s/ Caroline Cox
	Name:	Caroline Cox
	Title:	Group General Counsel & Company Secretary

Information online General information on BHP and the 2020 Annual Report and Notice of Annual General Meeting can be found online at bhp.com under the Investors section. You can also vote online (certificated shareholders only) via bhp.com or at eproxyappointment.com or use BHP’s mobile voting service for smartphones. Please see enclosed instructions for more details. Instead of completing and returning a proxy form, holders of shares dematerialised into STRATE should promptly provide their voting instructions directly to their CSDP or stockbroker. BHP Group Plc Shareholder Pack 2020 257209_01_V1 (AA111AAZZ) MR SAM SAMPLE DESIGNATION (IF ANY) MR JOINT HOLDER 1 ADD1 ADD2 ADD3 ADD4 *000001010101000* 000001 001CSE0500 *000001010101000*

Proxy Form All correspondence to: Computershare Investor Services (Pty) Ltd. Private Bag X9000 Saxonwold 2132 Telephone: 011 373 0033 Facsimile: 011 688 5217 LODGEMENT OF YOUR PROXY To be valid, this proxy form must be received by 10.30am (South African local time) on Tuesday 13 October 2020 Any proxy form (and any relevant authorities under which it is signed) received after that time will not be valid for the scheduled meeting. How to complete this proxy form Every holder has the right to appoint some other person(s), who need not be a shareholder, as their proxy to exercise all or any of their rights on their behalf. If you wish to appoint a person other than the Chair of the Meeting, please insert the name of your chosen proxy holder in the space provided (see reverse). In light of COVID-19, you are strongly encouraged to appoint the Chair of the Meeting as your proxy. If the proxy is being appointed in relation to less than your full voting entitlement, please enter in the box next to the proxy holder’s name (see reverse) the number of shares in relation to which they are authorised to act as your proxy. If left blank, your proxy will be deemed to be authorised in respect of your full voting entitlement (or if this proxy form has been issued in respect of a designated account for a shareholder, the full voting entitlement for that designated account). Shareholders holding shares dematerialised into STRATE should promptly provide their voting instructions directly to their CSDP or stockbroker. Appointment of additional proxies You may appoint more than one proxy provided that each proxy is appointed to exercise rights attached to different shares. You may not appoint more than one proxy to exercise rights attached to any one share. To appoint more than one proxy, additional proxy form(s) may be obtained by contacting the Share Registrar’s helpline listed below under “Any questions?”, or you may photocopy this form. Please indicate in the box next to the proxy holder’s name (see reverse) the number of shares in relation to which they are authorised to act as your proxy. Please also indicate by ticking the box provided if the proxy instruction is one of multiple instructions being given. All forms must be signed and should be returned together in the same envelope. Directing your proxy how to vote If you wish to direct your proxy how to vote (or to abstain from voting) on any resolution, place a mark (“X”) in the “For”, “Against” or “Vote Withheld” box for each resolution. The “Vote Withheld” option is provided to enable you to withhold your vote on any particular resolution. However, it should be noted that a “Vote Withheld” is not a vote in law and will not be counted in the calculation of the proportion of the votes “For” and “Against” a resolution. In the absence of instructions and to the extent permitted by law, your proxy may vote or withhold the vote as he or she thinks fit. IMPORTANT NOTE: In this proxy form, BHP Group Plc and BHP Group Limited together are referred to as BHP. The key management personnel (‘KMP’) of BHP (which includes each of the Directors) and their closely related parties will not be able to vote as your proxy on Items 7, 8, 9 and 10 unless you tell them how to vote or, if the Chair of the Meeting is your proxy, you expressly authorise him to vote even though Items 7, 8, 9 and 10 are connected with the remuneration of the KMP. If you intend to appoint a member of the KMP as your proxy, you can direct them to vote for or against or to abstain from voting on Items 7, 8, 9 and 10 by marking the appropriate boxes on the proxy form. Signing instructions You must sign this proxy form as follows in the spaces provided: Individual: Where the holding is in one name, the proxy form must be signed by the shareholder or the shareholder’s attorney. Joint holding: Where the holding is in more than one name, any one of the joint holders may sign the proxy form but the vote of the senior who renders a vote whether in person or by proxy shall be accepted to the exclusion of the votes of the other joint holders. Seniority is determined by the order in which the names stand in the Company’s Share Register. Power of Attorney or Relevant Authority: If this form is signed by a person who is not the registered shareholder, then the relevant authority or a certified copy of it should either have been exhibited previously to the Share Registrar by the time above or be enclosed with this form, and the words “authorised signatory” should be added under the signature on the reverse of this form. Companies: Where the holding is in the name of a company, then this form must be given under the common seal of the company or executed in a manner having the same effect, or under the hand of an authorised officer or attorney who has not received any notice of revocation of that authority. Electronic proxy lodgement (certificated shareholders only): To appoint a proxy electronically go to bhp.com or eproxyappointment.com, then follow the instructions. You can also use the BHP mobile voting service for smartphones. To access these services you will need the Control Number, shown below, together with your Shareholder Reference Number (SRN) and Personal Identification Number (PIN) which are printed on the front of this proxy form. Shareholders holding shares dematerialised into STRATE should liaise promptly and directly with their CSDP or stockbroker. Any questions? If you have any questions on how to complete this proxy form or to obtain additional forms, please call: 011 373 0033. Documents may be lodged: BHP Group Plc Registered in England and Wales Number 3196209 BY SMARTPHONE Scan QR Code IN PERSON Computershare Investor Services (Pty) Limited Rosebank Towers 15 Biermann Avenue Rosebank 2196 South Africa BY MAIL Computershare Investor Services (Pty) Limited Private Bag X9000 Saxonwold 2132 VIA THE INTERNET bhp.com eproxyappointment.com (certifi cated shareholders only) Control Number: 916750 257209_01_V1 In light of the measures currently in place in response to the COVID-19 global pandemic, and BHP’s commitment to health and safety, we regret that we will be unable to hold this year’s AGM in the usual way. The Chair’s Letter to Shareholders contained in the Notice of Annual General Meeting contains important information about the format of the AGM in light of the COVID-19 pandemic. Your vote is important and to ensure that your vote is counted, shareholders should submit a proxy appointment in advance of the meeting. All shareholders are strongly encouraged to appoint the Chair of the meeting as their proxy. You should return your completed proxy form to Computershare Investor Services (Pty) Ltd. Alternatively, you can vote online at bhp.com or eproxyappointment.com, or you can use the BHP mobile voting service for smartphones. Any updates on the arrangements for the AGM will be made available on our website at bhp.com/PlcAGM and shareholders are encouraged to monitor that website for any changes. *000001010101000* *000001010101000*

MR SAM SAMPLE
DESIGNATION (IF ANY)
ADD1
ADD2
ADD3
ADD4

Shareholder Reference Number (SRN)

C1234567890 C O Y

PIN: 12345

BHP

Appointment of Proxy

I/We being a member/s of BHP Group Plc and entitled to attend and vote hereby appoint

☐ the Chair of the Meeting (mark box with an 'X') **OR** ☐ the name of the person (or body corporate) you are appointing, if **someone other than** the Chair of the Meeting. ☐ Number of shares being voted or failing attendance at the Meeting of the person or body corporate named above, or if no person is named, the Chair of the Meeting, to act generally at the meeting on my/our behalf and to vote in accordance with the directions on this proxy form or, if no directions have been given and to the extent permitted by law, as he or she sees fit, at the Annual General Meeting of BHP Group Plc to be held at BHP's London office Nova South 160 Victoria Street, London SW1E 5LB on Thursday 15 October 2020 at 9.30am (London time) and at any adjournment thereof.

☐ Please tick here to indicate that this proxy appointment is one of multiple appointments being made.

IMPORTANT NOTE:
The Chair of the Meeting intends to vote available proxies in favour of Items 1 to 22 and against Items 23 to 25. If the Chair of the Meeting is your proxy (or becomes your proxy by default), by signing and returning this form you expressly authorise the Chair of the Meeting to exercise your proxy on Items 7, 8, 9 and 10 even though the Items are connected with the remuneration of a member of key management personnel. If you appoint the Chair of the Meeting as your proxy, you can direct the Chair to vote for or against or abstain from voting on Items 7, 8, 9 and 10 by marking the appropriate box below.

Please Note: If the Chair of the Meeting is appointed as your proxy (or becomes your proxy by default), the Chair of the Meeting intends to vote available proxies in the manner set out beside each resolution. This reflects the Board's recommendation.

Voting directions to your proxy

Please mark X (within the box) to indicate your directions

			For	Against	Vote Withheld
For	1	To receive the 2020 Financial Statements and Reports for BHP	☐	☐	☐
For	2	To reappoint Ernst & Young LLP as the auditor of BHP Group Plc	☐	☐	☐
For	3	To authorise the Risk and Audit Committee to agree the remuneration of the auditor of BHP Group Plc	☐	☐	☐
For	4	To approve the general authority to issue shares in BHP Group Plc	☐	☐	☐
For	5	To approve the authority to allot equity securities in BHP Group Plc for cash	☐	☐	☐
For	6	To authorise the repurchase of shares in BHP Group Plc	☐	☐	☐
For	7	To approve the 2020 Remuneration Report other than the part containing the Directors' remuneration policy	☐	☐	☐
For	8	To approve the 2020 Remuneration Report	☐	☐	☐
For	9	To approve the grant to the Executive Director	☐	☐	☐
For	10	To approve leaving entitlements	☐	☐	☐
For	11	To elect Xiaoqun Clever as a Director of BHP	☐	☐	☐
For	12	To elect Gary Goldberg as a Director of BHP	☐	☐	☐
For	13	To elect Mike Henry as a Director of BHP	☐	☐	☐
For	14	To elect Christine O'Reilly as a Director of BHP	☐	☐	☐
For	15	To elect Dion Weisler as a Director of BHP	☐	☐	☐
For	16	To re-elect Terry Bowen as a Director of BHP	☐	☐	☐
For	17	To re-elect Malcolm Broomhead as a Director of BHP	☐	☐	☐
For	18	To re-elect Ian Cockerill as a Director of BHP	☐	☐	☐
For	19	To re-elect Anita Frew as a Director of BHP	☐	☐	☐
For	20	To re-elect Susan Kilsby as a Director of BHP	☐	☐	☐
For	21	To re-elect John Mogford as a Director of BHP	☐	☐	☐
For	22	To re-elect Ken MacKenzie as a Director of BHP	☐	☐	☐
		Resolutions not endorsed by the Board			
Against	23	To amend the Constitution of BHP Group Limited	☐	☐	☐
Against	24	To adopt interim cultural heritage protection measures	☐	☐	☐
Against	25	To suspend memberships of Industry Associations where COVID-19 related advocacy is inconsistent with Paris Agreement goals	☐	☐	☐

PLEASE SIGN HERE

This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Individual or Shareholder 1	Shareholder 2	Shareholder 3	Shareholder 4
Individual/Sole Director and Sole Company Secretary	Director/Company Secretary		

Contact Name ______ ______ Contact Daytime Telephone ______ Date / /

257209_01_V1

In addition to signing the proxy form in the above box(es) please provide the information above in case we need to contact you.

120790 D02